Form 51-101F1

Trans-Orient Petroleum Ltd. (the “Company”)
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS
INFORMATION

The statement of reserves data and other oil and gas information set forth below is dated October 29, 2008 and is effective July 31, 2008. The information provided herein was prepared on October 29, 2008 and is expressed in United States dollars.

Disclosure of Reserves Data

The Company had no category of reserves by NI 51-101 definitions as at July 31, 2008.

The Company had no producing properties or properties capable of commercial production as at July 31, 2008 and is in the process of exploring its petroleum and natural gas properties and has not yet determined whether they contain reserves that are economically recoverable. As a result, the Company cannot provide a report that incorporates the information prescribed by Parts 2, 3, 4 and 5 of NI 51-101 at this stage of its operations and further disclosure in this document will refer to Other Oil and Gas Information as required by Part 6 of NI 51-101.

Oil and Gas Properties and Wells

On November 8, 2006 the Government of New Zealand awarded the Company with 100% interests in two onshore petroleum exploration permits, PEP 38348 and 38349, situated in New Zealand’s East Coast Basin.

The following table summarizes the Company’s interests at July 31, 2008, in undeveloped lands:

Permit	Location	Working	Gross Acre’s	Net Acre’s
		Interest %

PEP 38348	East Coast	100	530,535	530,535
	Basin of New
	Zealand
	(Onshore)

PEP 38349	East Coast	100	1,633,651	1,633,651
	Basin of New
	Zealand
	(Onshore)

As of the date of this statement of reserves data and other oil and gas information, the Company is in good standing with respect to its PEP 38348 and 38349 work commitments with the Ministry of Economic Development in New Zealand (the

“MED”). The first year geochemical commitments were met by the geological and geochemical testing program completed in advance of the November 8, 2007 deadline at a cost of $204,000. The second year geophysical commitments have also been completed in advance of the November 8, 2008 deadline with the acquisition of approximately 50km of 2D seismic data located over both permits at a cost of approximately $1,400,000. The next term of the work program requires a well on each of PEP 38348 and PEP 38349 to be drilled by November 2009 at a total cost of approximately $3,400,000, which includes additional costs associated with completion and flow testing the well(s) in the event of discovery. Locations have been identified from the work programs conducted over the first two years of both permits. The Company plans to commit in writing to the MED prior to November 8, 2008 to complete the third year work program on both permits consisting of drilling one exploration well on each, relinquishing 25% of each permit area and submitting a satisfactory work program proposal to the MED for the remaining two years of the permits.

Additional information on Abandonment and Reclamations Costs

The Company has no abandonment and reclamation costs expected at this time.

Tax Horizon

As the Company had no category of reserves by NI 51-101 definitions as at July 31, 2008, no future net income could be calculated and, accordingly, there could be no estimate of when income taxes may be payable.

Costs incurred

For the year ended July 31, 2008, the Company incurred the following costs on its properties:

Permit	Acquisition Costs	Exploration Costs	Development Costs

PEP 38348	$-	$593,710	$-

PEP 38349	$-	$642,966	$-

Exploration and Development Activities

For the year ended July 31, 2008, the Company did not drill any wells on PEP 38348 and 38349. The Company continues to focus its exploration activities in New Zealand’s onshore, East Coast Basin by continuing to interpret a total of 50 square km of 2D seismic data on PEP 38348 and 38349. The next term of the work program requires the Company to drill a well on each of PEP 38348 and PEP 38349 by November 2009 at a total cost of approximately $3,400,000, or relinquish the permits. The Company also plans to continue its efforts to identify additional exploration and acquisition opportunities in the Australasia region.